Exhibit 3.1

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED

BY-LAWS OF TECHTARGET, INC.

Section 7 of Article I of the Amended and Restated By-laws of TechTarget, Inc. (“By-laws”) is hereby amended by adding the following language indicated with double underlining and deleting the language indicated with ~~strikethrough~~ as follows:

SECTION 7. Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a ~~larger~~ different vote is required by law, by the Certificate or by these By-laws. ~~Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.~~ In the event of a contested election, when a quorum is present, directors shall be elected by a plurality of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. If directors are to be elected by a plurality vote, stockholders shall not be permitted to vote against a nominee. An election shall be a “contested election” if the number of nominees exceeds the number of directors to be elected at the meeting as of the tenth (10th) day preceding the date of the corporation’s first notice to stockholders of such meeting sent pursuant to Section 4 of Article I of these By-laws (the “Determination Date”); provided, however, that if, in accordance with Section 4 of Article I of these By-laws, stockholders are entitled to nominate persons for election as a director after the otherwise applicable Determination Date, the Determination Date shall instead be the last day on which stockholders are entitled to nominate persons for election as a director. Any election that is not a contested election shall be an uncontested election. In the event of an uncontested election, when a quorum is present a director nominee shall be elected if the number of votes cast “for” such director’s election exceeds the number of votes cast “against” that director’s election by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors (with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that director’s election). The Corporation shall not directly or indirectly vote any shares of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

This amendment to the By-laws is effective as of February 7, 2020.